SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________________

Amendment No. 1
to
Schedule TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

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ELEVAI LABS INC.
(Name of Subject Company (Issuer) and Filing Person(Offeror))

_______________________________

Common Stock
(Title of Class of Securities)

28622K104
(CUSIP Numbers of Class of Securities)

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Graydon Bensler
Chief Executive Officer
Elevai Labs Inc.
120 Newport Center Drive
Newport Beach, CA 92660
(866) 794-4940
(Name, address and phone number of person authorized to
receive notices and communications on behalf of filing person)

_______________________________

With copies to:
Ross D. Carmel, Esq.
Matthew Siracusa, Esq.
Sichenzia Ross Ference Carmel LLP
1185 Avenue of the Americas, 31st Floor
New York, NY 10036
Telephone: (212) 930-9700
Facsimile: (212) 930-9725

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☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
	☐	third-party tender offer subject to Rule 14d-l.
	☒	issuer tender offer subject to Rule 13e4.
	☐	going-private transaction subject to Rule 13e-3.
	☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provisions(s) relied upon:
	☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
	☐	Rule 14d-l(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Issuer Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 4, 2024 by Elevai Labs Inc., a Delaware corporation (the “Company), and relates to an offer by the Company to exchange up to 15,000,000 of the currently issued and outstanding shares of its outstanding common stock, par value $0.0001 per share (the “Common Stock”), for its newly issued Series B Preferred Stock (“Series B Preferred Stock”), with each share of Common Stock being exchangeable in this offer (“Offer”) for one share of Series B Preferred Stock, upon the terms and subject to the conditions set forth in the Amended and Restated Offer to Exchange, dated November 4, 2024 (the “Offer to Exchange”) and the related Amended and Restated Letter of Transmittal (the “Letter of Transmittal”) and Notice of Guaranteed Delivery. The Offer to Exchange and the Letter of Transmittal are incorporated herein by reference to the extent provided herein. You should read this Amendment No. 1 together with the Schedule TO, the Offer to Exchange, the Letter of Transmittal, the Notice of Guaranteed Delivery and the exhibits filed hereto.

This Amendment No. 1 and the originally filed Schedule TO are intended to satisfy the reporting requirements of Rule 13e-4(c)(2) and Rule 13e-4(c)(3) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Items 1 through 9, and Item 11.

This Schedule TO relates to the offer by the Company, pursuant to Rule 13(e)(4) under the Securities Exchange Act of 1934, as amended to allow holders of shares of its outstanding Common Stock the opportunity to exchange shares of Common Stock held by each such holder for its newly issued Series B Preferred Stock, with each share of Common Stock being exchangeable in this Offer for one share of Series B Preferred Stock. A stockholder who desires to tender Common Stock in this Offer must tender all of such stockholder’s Common Stock.

The Offer will be upon the terms and subject to the conditions set forth in the Offer to Exchange and the related Offer materials (as amended and supplemented from time to time, the “Offering Documents”).

This Schedule TO is intended to satisfy the disclosure requirements of Rule 13(e)(4) under the Exchange Act.

The information set forth in the Offer to Exchange, and in the related Offering Documents, copies of which are attached hereto as Exhibits, are hereby expressly incorporated herein by reference in response to all of the items of this Schedule TO, except those items as to which information is specifically provided herein.

Item 10.     Financial Statements.

(a)     Financial Information.    The audited financial statements of the Company for the fiscal years ended December 31, 2023 and December 31, 2022 are incorporated herein by reference to the Company’s Annual Report on Form 10-K, as filed with the SEC on March 29, 2024. The unaudited financial statements of the Company at June 30, 2024 are incorporated herein by reference to the Company’s Quarterly Report on Form 10-Q, as filed with the SEC on August 14, 2024. The information set forth in the sections of the Offer Exchange entitled “Financial Information” is incorporated herein by reference.

This document incorporates by reference important business and financial information about the Company from documents filed with the SEC that have not been included in this document. This information is available at the website that the SEC maintains at www.sec.gov, as well as from other sources (see the section of the Offer to Exchange entitled “Incorporation by Reference”).

(b)   Pro Forma Information.    Not applicable.

Item 12.     Exhibits.

(a)(1)(A)**	Offer to Exchange, dated October 4, 2024 (incorporated herein by reference from the Original Schedule TO, filed on October 4, 2024)
(a)(1)(B)**	Form of Letter of Transmittal (incorporated herein by reference from the Original Schedule TO, filed on October 4, 2024)
(a)(1)(C)*	Amended and Restated Offer to Exchange, dated November 4, 2024
(a)(1)(D)*	Notice of Guaranteed Delivery for Offer
(a)(1)(E)*	Amended and Restated Letter of Transmittal or Offer
(a)(5)(A)**	Commencement Press Release, dated October 4, 2024
(a)(5)(B)*	Press Release regarding extension of the Offer issued by the Company issued by the Company, dated November 4, 2024
(d)*	Certificate of Designation of the Series B Preferred stock
107*	Filing Fee Table

____________

*        Filed herewith.

**      Previously filed.

Item 13.     Information Required by Schedule 13E-3.

Not applicable

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 4, 2024	Elevai Labs Inc.
	By:	/s/ Graydon Bensler
Name: Graydon Bensler
Title: Chief Executive Officer, President, and Director